SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2006

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

News Release

February 2, 2006 at 7.00 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso reorganises its functions

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso has revised its organisation and manning following the retirement of Yngve Stade, Senior Executive Vice President, Corporate Support and Country Manager Sweden, and the resignation of Arno Pelkonen, Senior Executive Vice President, Corporate Strategy and Emerging Markets.

The following changes have taken effect from 1 February 2006.

Finance and Strategy

Strategy, Mergers & Acquisitions, Business Intelligence, Investments and Corporate Affairs will be merged with Finance, Accounting, Legal and IR. The new staff function, Finance and Strategy, will be headed by Hannu Ryöppönen, CFO.

Latin America

The Latin America division, headed by Nils Grafström, Executive Vice President, Latin America, will report to Jukka Härmälä, CEO.

The following changes will take effect from 1 April 2006.

Corporate Technology and Asia Pacific

A new staff function, Corporate Technology and Asia Pacific, will be formed. It will be responsible for Energy Services, Corporate R&D, the Pulp Competence Centre, Asia Pacific and Russia. It will be headed by Markku Pentikäinen, currently Executive Vice President, Asia Pacific, and he will report to Jukka Härmälä, CEO.

Corporate Services

Corporate Services will include Corporate IT, HR, Business Excellence and Procurement and it will be headed by Christer Ågren, currently Senior Executive Vice President, Corporate IT, HR and Business Excellence. As already announced, Christer Ågren has been appointed Country Manager Sweden with effect from the same date.

Forest Products

Environment services will start reporting to Elisabet Salander Björklund, Senior Executive Vice President, Stora Enso Forest Products.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

www.storaenso.com

www.storaenso.com/investors

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.4 billion in 2004. The Group has some 45 000 employees in more than 40 countries in five continents and an annual production capacity of 16.4 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2006	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President and CFO

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel